

Mail Stop 4631

March 5, 2018

Via E-mail
Ms. Catherine A. Suever
Chief Financial Officer
Parker Hannifin Corp
6035 Parkland Boulevard
Cleveland, OH 44124-4141

> **Re: Parker Hannifin Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 25, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 25, 2017**
> **Response Letter Dated February 23, 2018**
> **File No. 1-4982**

Dear Ms. Suever:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

General RONA Bonuses and Converted RONA Bonuses, page 34

1. We note your response to comment 4 of our letter dated January 26, 2018. In particular, you state that the company had an overall goal of 21.4% return on net assets on a consolidated basis, with a target multiple of 5% on each "share." The General RONA Bonus Targets were then converted into a number of "shares" calculated by dividing the General RONA Bonus Target by the product of salary times the 5% multiple. Please help us understand how the 5% target multiple used to determine the number of "shares" for each NEO relates to the 21.4% return on net assets goal. Please also give the actual

return on net assets, as determined for purposes of determining compensation, in order to help illustrate how the 5% multiple and ultimate payout was determined.

<u>Profitable Growth Incentive Plan, page 37</u>

2.   We note your response to comment 5 of our letter dated January 26, 2018. Please confirm that in future filings you will disclose the CAGR and multiplier used to determine the amount of any adjustment to the RONA bonus paid to any NEO.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash, *for*

Pamela Long
Assistant Director

Office of Manufacturing and Construction